

March 11, 2013

Via E-mail
Saul Sanders
Chief Executive Officer
Shellpoint Mortgage Acceptance LLC
2 Grand Central Tower
140 E. 45th Street, 37th Floor
New York, New York 10017

> **Re: Shellpoint Mortgage Acceptance LLC**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 14, 2013**
> **File No. 333-184419**

Dear Mr. Sanders:

We have reviewed your letter dated February 14, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note your response to comment 7 of our letter dated November 13, 2012 that opinions will be filed "on or prior to the closing date for each transaction." However, please confirm that you will file unqualified legal and tax opinions at the time of each takedown, i.e., at or prior to the time of the final prospectus.

Prospectus Supplement Related to Notes

Pre-Offering Review of the Mortgage Loans, page S-61

2.   We note your response to comment 30 and reissue our comment. Item 1111(a)(7) of
        Regulation AB requires disclosure of the conclusions of the review of the assets required
        by Rule 193 under the Securities Act. At a minimum, these conclusions should address
        whether or not the review provides you with reasonable assurance that the disclosure
        made to investors in your prospectus regarding the pool assets is accurate in all material
        respects. Please revise.

Additional Information, page S-64

3.   We note your revisions in response to comment 31. Item 6.05 of Form 8-K requires
        disclosure if any material pool characteristic of the actual asset pool at the time of
        issuance of the asset-backed securities differs by 5% or more (other than as a result of the
        pool assets converting into cash in accordance with their terms) from the description of
        the asset pool in the prospectus. Please revise to conform your disclosure to the Form
        8-K requirement.

The Servicing Agreement, page S-102

4.   We note your response to comment 36 that each of the master servicer, servicer and any
        subservicer are responsible for the servicing criteria set forth in Item 1122(d) of
        Regulation AB and that it is uncertain which portions of Item 1122(d) will be applicable
        to each party depending on the role played by the parties. Item 1108 of Regulation AB
        requires a description of the roles, responsibilities and oversight requirements of the
        entire servicing structure. Please revise to provide bracketed language to indicate that
        you will disclose the roles and responsibilities with respect to each servicing criterion in
        Item 1122(d) of Regulation AB. Also disclose whether those roles and responsibilities
        will be set forth in the servicing agreement that will be filed prior to or at the time of the
        final prospectus. If not, then disclose when those roles and responsibilities will be
        determined, whether amendments to agreements or new agreements would be required
        and how you will communicate that information to investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262, or me at (202) 551-3313, with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Paul D. Tvetenstrand, Esq.
        SNR Denton US LLP